

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Bobby D. Riley
Chief Executive Officer
Riley Exploration Permian, Inc.
29 E. Reno Avenue, Suite 500
Oklahoma City, OK 73104

> **Re: Riley Exploration Permian, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2024**
> **File No. 333-279327**

Dear Bobby D. Riley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Curtis